Exhibit 99.1

ASX ANNOUNCEMENT

22 February 2016

Genetic Technologies and IndyCar’s Pippa Mann Announce Partnership to Promote BREVAGenplus®

Melbourne, Australia, 22 February 2016: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company specialising in women’s health, is pleased to announce a partnership with international race car driver Ms. Pippa Mann to promote BREVAGenplus®, the Company’s first-in-class, clinically validated risk assessment test for sporadic breast cancer. This agreement marks the Company’s first marketing program, with a national reach, promoting BREVAGenplus in the U.S. and is reflective of Ms. Mann’s commitment to working with research organisations and corporations who share her passion for reducing the impact that breast cancer has on women. In addition to Genetic Technologies, Ms. Mann has an established partnership with Susan G. Komen®, the world’s largest breast cancer organisation, which funds more breast cancer research than any other non-profit while providing screening, education, treatment and psychosocial support programs.

“This is an exciting time for the Company as we commence this robust partnership with Pippa. She represents everything we stand for as a company and shares our passion for the integral role BREVAGenplus can play in women’s health. She is truly a next generation athlete who is steadfast in leveraging her brand power to promote breast cancer awareness and raise money to help fund cures. Prevention and early detection of breast cancer are central to this mission and the genesis behind her desire to raise the profile of BREVAGenplus as an important breast cancer risk assessment and preventative treatment management tool,” commented Eutillio Buccilli, Executive Director and Chief Executive Officer of Genetic Technologies.

The partnership agreement is inclusive of the BREVAGenplus logo represented on Pippa’s racing car along with racing and promotional apparel. Ms. Mann will also participate at select BREVAGenplus oriented events and other promotional activities over the course of 2016 (e.g. speaking engagements, social media, print and video campaigns), and related sales support activities. The 100th running of the Indianapolis 500 on May 29, 2016 will serve as the official launch of the partnership program. The “Indy 500” is the largest single day sporting event in the world and offers important promotional opportunities during the month long lead-up to the race, which includes 12 days of on-track activities and hospitality event participation. Ms. Mann is one of only 9 female athletes to ever compete in the “Indy 500” and the only female driver to start in the race over the past 3 consecutive years.

“From my perspective, the partnership is comprehensive in tone, scope and intent. I am honoured to be working with such a progressive company and, most important, to represent a game-changing product that deserves broader exposure. The racing community and its fans are diverse in every statistical category and I look forward to working with the Genetic Technologies team to raise the profile of BREVAGenplus among this important audience and beyond,” commented Pippa Mann.

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer. The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

About Pippa Mann

Having grown up as a race fan, Pippa Mann began her motorsport career in Europe, before moving to the States in 2009 to compete in the Firestone Indy Lights Series. There she became the first female in history to win a pole at the Indianapolis Motor Speedway, and only the second woman ever to win an Indy Lights race. In 2011, Mann became the eighth woman in history to qualify for and race in the Indianapolis 500, and the first British female to do so. Mann has now competed in four Indianapolis 500 races, and is currently the second fastest female qualifier of all time with a four lap average of the Speedway at just under 230mph. Outside of the car Mann is passionate about her partnership with Susan G. Komen®, and about her role as a Wellness Ambassador for Well & Company. She regularly spends time connecting with her fan-base directly through social media interaction, in person appearances and autograph signings, and she strives to inspire young girls to believe in themselves and follow their dreams. Visit www.pippamann.com to learn more.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7050

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • Fax +61 3 8412 7040